SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Cal-Maine Foods, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

128030202

(CUSIP Number)

C. Tyler Ball, Esq.

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

Post Office Box 14167

Jackson, MS 39236

(601) 351.2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128030202	Page 2 of 6

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Jean Reed Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,289,208(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,289,208(1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,289,208(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 401,549 shares of common stock held under a Cal-Maine Foods, Inc. KSOP account, for the benefit of Jean Reed Adams.

CUSIP No. 128030202	Page 3 of 6

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cal-Maine Foods, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1052 Highland Colony Pkwy, Suite 200, Ridgeland, Mississippi 39157.

Item 2.	Identity and Background.

(a), (b), and (c)

Jean Reed Adams, aka Jean Morris Adams (the “Reporting Person”), individually, which also reflects shares received following the death of her late husband and the Issuer’s founder and Chairman Emeritus, Mr. Fred R. Adams, Jr. (“Mr. Adams”), including shares of Common Stock distributed to her upon termination of the Jean Reed Adams Revocable Trust, created by Mr. Adams by the Revocable Trust Agreement dated the 20th day of July, 2018, as thereafter amended by that First Amendment to the Revocable Trust Agreement of the Jean Reed Adams Revocable Trust, dated January 7, 2019 (the “Trust”), of which she served as sole trustee.

The address of the Reporting Person is 312 Viewpointe Place, Clinton, Mississippi 39056. The Reporting Person is a private investor and spouse of the late Mr. Adams.

The Reporting Person is no longer part of a “group” with Adolphus B. Baker, individually, as co-trustee of the Fred R. Adams, Jr. Daughters’ Trust, and/or as sole managing member of DLNL, LLC, a Delaware limited liability company, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock as a distribution upon termination of the Trust.

Item 4.	Purpose of Transaction.

On October 13, 2022, the Reporting Person entered into a confirmation for an averaging share forward transaction (the “Confirmation”) with Bank of America, N.A. (“Bank of America”) with respect to shares of Common Stock of the Issuer. The Confirmation provides for the Reporting Person to sell and deliver up to 1,889,716 shares of Common Stock to Bank of America, at a price determined based on the volume weighted average price of transactions in shares of Common Stock over a calculation period provided in the Confirmation, weighted and adjusted as provided in the Confirmation. In connection with the Confirmation, the Reporting Person entered into a pledge agreement (the “Pledge Agreement”) pursuant to which she pledged 1,889,716 shares of her shares of Common Stock to Bank of America to secure her obligations under the Confirmation. Bank of America’s hedging activity in connection with the averaging share forward transaction is expected to commence on October 14, 2022 and will be conducted by BofA Securities, Inc. (“BofA Securities”), which is an affiliate of Bank of America.

CUSIP No. 128030202	Page 4 of 6

The foregoing summaries of the terms of the Confirmation and Pledge Agreement are not complete descriptions thereof and are qualified in their entirety by the full text of such agreements, filed as Exhibits 3 and 4 hereto and incorporated herein by reference.

Except to the extent disclosed or incorporated herein, as of the date hereof, other than as noted herein, the Reporting Person has no plans or proposals that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of the matters enumerated above.

The Reporting Person may in the future make gifts of shares of Common Stock to certain charities, family members or friends. In addition, the shares of Common Stock held through the Issuer’s KSOP may be increased and/or subject to annual distributions as required under the terms of the KSOP and applicable law.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date of hereof, the Reporting Person beneficially owns an aggregate of 3,289,208 shares of Common Stock, or 7.5% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentage is calculated based on a total of 44,135,851 shares of Common Stock outstanding as of September 27, 2022.

(b)	The Reporting Person has sole voting and dispositive power over 3,289,208 shares of Common Stock.

(c)	Not applicable.

(d)	Bank of America is entitled to receive certain cash dividends on the shares of Common Stock that are subject to the Confirmation.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference.

CUSIP No. 128030202	Page 5 of 6

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

3	Share Forward Transaction Confirmation, dated as of October 13, 2022, by and between the Reporting Person and Bank of America

4	Pledge Agreement, dated as of October 13, 2022, by and between the Reporting Person, Bank of America and BofA Securities, in its capacity as custodian

CUSIP No. 128030202	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2022
Dated

/s/ Jean Reed Adams
Signature

Jean Reed Adams
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).